April 26, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Jay Williamson

Re:	Blackstone Real Estate Income Fund – Amendment No. 9 to Registration Statement on Form N-2, File Nos. 811-22900 and 333-196301
Blackstone Real Estate Income Fund II – Amendment No. 9 to Registration Statement on Form N-2, File Nos. 811-22907 and 333-196300

Ladies and Gentlemen:

Each of Blackstone Real Estate Income Fund (“BREIF I”) and Blackstone Real Estate Income Fund II (“BREIF II”, and, together with BREIF I, the “Funds”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of each of the above-referenced Registration Statements be accelerated so that each Registration Statement may become effective at 12:00 p.m., Eastern Standard Time, on April 28, 2016, or as soon thereafter as practicable. Each Fund hereby acknowledges that:

•	Such Fund is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the above-referenced Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring each Registration Statement effective, does not relieve the applicable Fund from its full responsibility for the adequacy and accuracy of the disclosure in such Registration Statement; and

•	The Funds may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Sarah Cogan or Benjamin Wells of Simpson Thacher & Bartlett LLP at (212) 455-3575 or (212) 455-2516.

Very truly yours, Blackstone Real Estate Income Fund Blackstone Real Estate Income Fund II

By:	/s/ Garrett Goldberg
Name: Garrett Goldberg Title: Chief Financial Officer and Treasurer